UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

China Industrial Steel Inc.
(Exact name of registrant as specified in its charter)

Maryland	27-1847645
(State of incorporation or organization)	(IRS Employer Identification No.)

110 Wall Street, 11th Floor, New York, NY	10005
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

Title of Each Class	Name of Each Exchange on Which
To Be So Registered	Each Class Is to Be Registered

Not applicable	Not applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. ☒

Securities Act registration statement file number to which this form relates: 333-172135

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001 per share

Item 1.  Description of Registrant's Securities to Be Registered.

Common Stock

This registration statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of China Industrial Steel Inc. (the “Company”). The Company is authorized to issue 980,000,000 shares of Common Stock.

The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders and are not entitled to cumulative voting in the election of directors. Holders of Common Stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote shall be sufficient to approve the matter properly brought before the meeting, unless the vote of a greater proportion or number or voting by classes is required by law or the Company’s Articles of Incorporation.

Holders of Common Stock are entitled to any dividends that may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock and any contractual restrictions we have against the payment of dividends on Common Stock.  In the event of our liquidation or dissolution, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive or other subscription rights and no right to convert their Common Stock into any other securities.  There are no redemption or sinking fund provisions applicable to the Common Stock. Our Board of Directors is not classified.

Also, holders of Common Stock do not have liability for further calls or to assessment by the Company, any restriction on alienability of Common Stock, or any provision discriminating against any existing or prospective holder of Common Stock. The rights of the holders of Common Stock may not be modified other than by a vote of a majority of the shares of Common Stock outstanding, voting as a class.

The summary of the Common Stock above is qualified in its entirety by reference to the Company’s Articles of Incorporation and Bylaws referenced as Exhibits 3.1 and 3.2 herein.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock, par value $0.0001, of which 10,000,000 shares are designated Series A Preferred Stock (“Series A Preferred”), $0.0001 par value, and 10,000,000 shares are designated Blank Check Preferred Stock, $0.0001 par value. There are no shares of preferred stock issued and outstanding.

The Series A Preferred carries the following preferences:

(a) Rank. The Series A Preferred shall, with respect to rights on liquidation, rank senior to Common Stock of the Company.

(b) Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders an amount in cash equal to ten dollars ($10.00) for each share outstanding before any payment shall be made or any assets distributed to the holders of Common Stock, subject to the rights of other preferred stock that ranked prior to Series A Preferred.

(c) Conversion. Each share of Series A Preferred Stock is convertible into Common Stock immediately upon the valuation of the Common Stock by a valuation firm at the applicable conversion ratio to be determined pursuant to the provisions of the Company’s Articles of Incorporation.

The summary of the Series A Preferred above is qualified in its entirety by reference to the Company’s Articles of Incorporation and Bylaws referenced as Exhibits 3.1 and 3.2 herein.

Item 2.  Exhibits.

Exhibit
Number              Description of Document

3.1	Articles of Incorporation filed with the Secretary of State of the State of Maryland on January 27, 2010 (1)

3.2	Bylaws of the Company (1)

(1)	Previously filed with the Registration Statement on Form S-1 (File No. 333-172135) filed with the Securities and Exchange Commission on February 9, 2011 and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 5, 2012	China Industrial Steel Inc.
By: /s/Delong Zhou
Delong Zhou Chief Financial Officer